SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         SCHEDULE 13G/A
                         (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
             THERETO FILED PURSUANT TO RULE 13d-2(b)
                       (Amendment No. 1)*


               Pacific Century Cyberworks Limited
               -----------------------------------
                        (Name of Issuer)


                         Ordinary Shares
               -----------------------------------
                 (Title of Class of Securities)


                            694059106
               -----------------------------------
                         (CUSIP Number)


                        January 14, 2002
               -----------------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
 X  Rule 13d-1(c)
    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 5 Pages

CUSIP No. 694059106           13G               Page 2 of 5 Pages


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     I.R.S. IDENTIFICATION NO. OF ABOVE                94-1672743
     PERSON:
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[  ]
                                                          (b)[  ]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                5.   SOLE VOTING POWER:                       -0-
  NUMBER OF
    SHARES      6.   SHARED VOTING POWER:          1,418,048,074*
                                                                *
 BENEFICIALLY
 OWNED BY THE   7.   SOLE DISPOSITIVE POWER:                  -0-
  REPORTING
 PERSON WITH    8.   SHARED DISPOSITIVE POWER:     1,418,048,074*
                                                                *

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE    1,418,048,074*
                                                                *
     REPORTING PERSON:
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*                                [  ]
11.  PERCENT  OF CLASS REPRESENTED BY  AMOUNT  IN           6.20%
     ROW 9:

12.  TYPE OF REPORTING PERSON:*                                CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4 below.

CUSIP No. 694059106           13G               Page 3 of 5 Pages


This Amendment No. 1 to Intel Corporation's Schedule 13G is being made to report additional details of the transactions entered into among Intel Capital Corporation, Intel Pacific, Inc. and Pacific Century Regional Developments Limited on January 14, 2002.

ITEM 1.        Name and Address of Issuer:

               Item 1 is amended as follows:

          (a)  Name   of  Issuer:   Pacific  Century  CyberWorks
               Limited

          (b)  Address of Issuer's Principal Executive Offices:
               c/o 39/F., PCCW Tower, TaiKoo Place
               979 King's Road
               Quarry Bay, Hong Kong

ITEM 4.   Ownership.

          Item 4 is amended as follows:

          (a)  Amount beneficially owned: 1,418,048,074

          (b)  Percent of Class: 6.20%

          (c)  Number of shares as to which such person has:
               (i) Sole power to vote or to direct the vote: -0-
               (ii)  Shared power to vote or to direct the vote:
               1,418,048,074
               (iii) Sole power to dispose or to direct the disposition of: -0-
               (iv) Shared power to dispose or to direct the disposition of: 1,418,048,074

          Intel Corporation ("Intel") does not directly own any shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act as amended, Intel may be deemed to own beneficially the shares of the Issuer owned beneficially by Intel Pacific, Inc. ("Intel Pacific") and Intel Capital

          Corporation ("Intel Capital"), each a wholly-owned subsidiary of Intel. Intel Capital may be deemed to share beneficial ownership of 601,109,074 shares of the Issuer with Pacific Century Regional Developments Limited ("PCRD"), 311,988,000 shares of which Intel Capital has the right to acquire pursuant to 3% secured redeemable exchangeable bonds due 2006 to 2007 issued to Intel Capital by PCRD ("exchangeable bonds"). 81,109,074 of such 601,109,074 shares are pledged by PCRD to Intel Pacific, acting as security trustee, to secure obligations of PCRD to Intel
          Capital, and Intel Pacific may be deemed to share beneficial ownership of the pledged shares with PCRD and Intel Capital. In addition, Intel Pacific owns or has the right to acquire 816,939,000 shares of the Issuer.

CUSIP No. 694059106           13G               Page 4 of 5 Pages


          Since the date of Intel's initial filing on Schedule 13G, Intel Pacific has sold 42,561,000 shares of the Issuer, and has received as security trustee an additional 59,540,074 shares of the Issuer in which Intel Capital and/or Intel Pacific may be deemed to share beneficial ownership with PCRD.

ITEM 6.   Ownership  of  More  than Five Percent  on  Behalf  of
          Another Person.

          Item 6 is amended as follows:

          Intel does not directly own any shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act as amended, Intel may be deemed to own beneficially the shares of the Issuer owned beneficially by Intel Pacific and Intel Capital, each a wholly-owned subsidiary of Intel. Intel Capital may be deemed to share beneficial ownership of 601,109,074 shares of the Issuer with PCRD, representing 2.63% of the 22,868,349,346 shares of the Issuer outstanding as of January 24, 2002. Pursuant to the exchangeable bonds, Intel Capital has the right to acquire 311,988,000 of those 601,109,074 shares.
          81,109,074 of those 601,109,074 shares, representing

          0.35% of the Issuer's outstanding shares, are pledged to Intel Pacific, acting as security trustee, to secure obligations of PCRD to Intel Capital. In addition, Intel Pacific owns or has the right to acquire 816,939,000 shares of the Issuer, representing 3.57% of the Issuer's outstanding shares. For additional information, see the full text of the Deed Poll constituting the exchangeable bonds, attached as
          Exhibit 12 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on January 15, 2002, by Richard Li Tzar Kai and others.

          To the best knowledge of the Reporting Person, no person other than Intel Pacific and Intel Capital has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported in this Schedule 13G, except that pursuant to the Securities Lending Agreement (the "Securities Lending Agreement"), dated January 14, 2002 between PCRD and Intel Capital, and the Share Charge Agreement (the "Share Charge Agreement"), dated January 14, 2002 between PCRD and Intel Pacific, (i) PCRD only has the right to receive or the power to direct the receipt of dividends from shares lent to Intel Capital that are not in Intel Capital's possession to the extent that Intel Capital receives such dividends and (ii) PCRD does not have the right to receive or the power to direct the receipt of proceeds from the sale of shares lent to Intel Capital or pledged to Intel Pacific until such shares have been returned to PCRD. For additional information, see the full text of the Securities Lending Agreement and the Share Charge Agreement, attached as Exhibits 13 and 15, respectively, to Amendment No. 3 to Schedule 13D filed with the
          Securities and Exchange Commission on January 15, 2002, by Richard Li Tzar Kai and others.

CUSIP No. 694059106           13G               Page 5 of 5 Pages


ITEM 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                             SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 20, 2002

                               INTEL CORPORATION


                               By:   /s/ F. Thomas Dunlap, Jr.
                                     ----------------------------
                                     F. Thomas Dunlap, Jr.
                                     Senior Vice President,
                                     General Counsel and
                                     Secretary